

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 28, 2006

Mr. Wayne W. Roumagoux
Chief Financial Officer
ML Macadamia Orchards, L.P.
26-238 Hawaii Belt Road
Hilo, HI 96720

> **Re: ML Macadamia Orchards, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 17, 2006**
> **File No. 001-09145**

Dear Mr. Roumagoux:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis…, page 14

Liquidity and Capital Resources, page 19

1.   Please enhance your discussion of liquidity and capital resources to describe your payment of cash distributions to partners. Additionally, tell us why you excluded the cash distributions payable from your tabular disclosure of contractual obligations, as found on page 14.

Consolidated Financial Statements, page 22

Notes to Financial Statements, page 28

Note (2) Summary of Significant Accounting Policies, page 28

2.   Please expand your policy footnote to disclose how you account for impairments of your long-lived assets.

(d) Farming Costs, page 28

3.   Tell us in full detail how your policy for accounting for farming costs complies with the guidance set forth in paragraphs 6.05 to 6.08 and 6.25 to 6.29 of the AICPA Audit Guide for *Audits of Agricultural Producers and Agricultural Cooperatives*. Your response should address, but not be limited to the following:

        (a)   Tell us if you have organized your orchards and related costs by cost centers, as discussed in paragraph 6.28 of the AICPA guide referred to above;

        (b)   We note the nature of costs incurred to maintain and manage your orchards as disclosed on page 4. Identify which of these costs benefit harvests in succeeding years and how these costs are allocated and accounted for among your cost centers over future harvests; and

       (c)   Your disclosures on page 5 state the typical harvest season spans over your fiscal year end, beginning in late summer and ending in early spring. Tell us how you account for the costs of growing nuts among the harvested amounts throughout the harvest season and when these costs are allocated to inventory. Identify what estimates and assumptions are used by management in this process and the underlying information used by management to make these estimates.

We may have further comment upon review of your response.

(f) Revenue, page 29

4. Please expand your revenue recognition policy footnote to more fully describe when and how you recognize contract farming revenue. In this regard, describe whether you recognize contract farming revenue upon completion of service or over a service period. If you recognize revenue over a service period, then disclose how you measure revenue during a period (e.g., progress toward completion, proportional performance, or separate milestones). Disclose whether your contracts have multiple elements, and if so, explain how you allocate revenue among the elements, as appropriate. Refer to Section II.F.3. of our "Current Accounting and Disclosure Issues in the Division of Corporation Finance," which may be found at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional guidance.

5. We note on page 30 that you recognized revenue in 2005 for the difference between the 2004 audited nut price and estimated 2004 nut price in the amount of $576,000. In regards to this adjustment, please address the following:

- Tell us how you satisfied the criteria that your price to the buyer is fixed or determinable. In your response, refer to specific accounting guidance you relied upon in determining that your price is fixed or determinable.

- Tell us how you considered your use of estimates in determining the nut price upon which you recognize revenue as a critical accounting estimate that would require disclosure in your MD&A to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your accounting measurements. Refer to FRC 501.14, as added by FR-72, for additional guidance.

Controls and Procedures, page 40

6.   Please revise the disclosures in Item 9A. to conform with the requirements set forth in Item 307 of Regulation S-K, as follows:

- Expand your conclusion that your disclosure controls and procedures are effective to ensure that information required to be disclosed in your reports filed or submitted under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the requisite time periods specified in the rules and forms of the Securities and Exchange Commission, to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure; and

- Please disclose whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

    Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Certifications, Exhibit 31.1 and 31.2

7.   Please conform your certifications to that in Item 601 (b)(31) of Regulation S-K by revising "annual report" to "report" in paragraphs 2., 3., and 4.a).

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief